UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

MANDALAY RESORT GROUP

(Name of Subject Company (Issuer))

Mandalay Resort Group
(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Debentures Due 2033
(Title of Class of Securities)

562567AJ6 and 562567AK3
(CUSIP Number of Class of Securities)

Gary N. Jacobs, Esq.
MANDALAY RESORT GROUP
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$251,455,000	$29,596

(1)	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and calculated solely for purposes of determining the filing fee. Based upon the maximum amount of cash that might be paid for the Floating Rate Convertible Senior Debentures due 2033.

(2)	The amount of the filing fee, calculated in accordance with the Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2005, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased, determined as provided in Rule 0-11(b)(1) under the Exchange Act.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,596.00

Form or Registration No.: Schedule TO-I
Filing Party: Mandalay Resort Group
Date Filed: May 16, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

     This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO filed by Mandalay Resort Group, a Nevada corporation (the “Company”), with the Securities and Exchange Commission on May 16, 2005 (the “Schedule TO”), and reports the final results of the offer (the “Offer”) by the Company to purchase for cash its outstanding Floating Rate Convertible Senior Debentures due 2033 (the “Securities”), upon the terms and subject to the conditions set forth in: (1) the Indenture, dated as of March 21, 2003 (as supplemented on July 26, 2004 and April 25, 2005) (the “Indenture”), by and between the Company and The Bank of New York, as Trustee; (2) the Securities; (3) the Offer to Purchase to the holders of the Securities (the “Holders”) dated May 16, 2005, previously filed as Exhibit (a)(1)(A) to the Schedule TO; (4) the related Letter of Transmittal previously filed as Exhibit (a)(1)(B) to the Schedule TO; and (5) the related offer materials previously filed as Exhibits (a)(1)(C) to (D) to the Schedule TO.

     The Offer expired at 5:00 p.m., New York City time, on Wednesday, June 15, 2005. This Amendment No. 1 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

     Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have their respective meanings given to them in the Offer to Purchase and the Schedule TO.

Item 11. Additional Information.

     Item 11(b) of the Schedule TO is amended by deleting it in its entirety and replacing it with the following:

(b) Other Material Information.

RESULT OF TENDER OFFER

     The Offer expired at 5:00 p.m., New York City time, on Wednesday, June 15, 2005 (the “Purchase Date”). Under the Offer, the Company offered to purchase all Securities validly surrendered and not withdrawn by the Holders prior to the Purchase Date in a principal amount of $1,000 or an integral multiple amount thereof at a purchase price of $1,000 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but excluding, the Purchase Date (the “Purchase Price”). There were no Securities validly surrendered and not withdrawn prior to the expiration of the Offer.

     Although the Offer has expired, Holders will continue to have the right convert, pursuant to Section 11.2 of the Indenture, any of their outstanding Securities until June 30, 2005 for cash settlement of approximately $1,434.71 (which payment will also be deemed as payment of all accrued but unpaid interest on the converted Securities) per $1,000 in principal amount of the Securities.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MANDALAY RESORT GROUP

By:	/s/ Bryan L. Wright

Name:	Bryan L. Wright
Title:	Assistant Secretary
Date: June 17, 2005